Via EDGAR and E-mail

December 18, 2012

Mr. Wilson K. Lee

Mr. Kevin Woody

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust III, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2011

Filed on March 13, 2012

File No. 333-164703

Dear Mr. Lee & Mr. Woody:

We are writing to provide information that addresses the comments you raised in your correspondence dated December 13, 2012 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”). For your convenience, we have reproduced your comments below, along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Consolidated Statements of Operations, page F-4

1.	We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response: The Company has considered the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification as it relates to the presentation of distributions declared per common share on the face of its Consolidated Statements of Operations, and undertakes in future Exchange Act reports to remove the disclosure from its Consolidated Statements of Operations and move the disclosure to the notes to the financial statements.

Real Estate Acquisition Valuation, page F-9

2.

Please expand your disclosures in future filings to discuss the fair value techniques utilized (i.e. discounted cash flow analysis) and significant assumptions employed in your valuation of real estate acquisitions. Your

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

December 18, 2012

discussion should also discuss the types of intangible assets recognized (i.e. above-market and below-market leases and tenant origination and absorption costs) and your accounting policy for each type. Within your response, please provide an example of your proposed disclosure.

Response: The Company undertakes to expand its disclosure in future filings to discuss the fair value techniques utilized and significant assumptions employed in its valuation of real estate acquisitions. The Company’s proposed disclosure is as follows:

The Company records the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

December 18, 2012

The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining average non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.

* * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563.

Sincerely,

/s/ David E. Snyder
David E. Snyder
Chief Financial Officer

cc:	Carrie J. Hartley, Esq.
DLA Piper LLP (US)